

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2019

Jeffrey Feeler
President and Chief Executive Officer
US Ecology Parent, Inc.
101 S. Capitol Blvd., Suite 1000
Boise, Idaho 83702

> **Re: US Ecology Parent, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **File No. 333-232930**
> **September 3, 2019**

Dear Mr. Feeler:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed September 3, 2019

Interests of NRCG Directors and Executive Officers in the Mergers, page 21

1.   We note your revised disclosure sends investors to "The Mergers--Interests of NRCG Directors and Executive Officers in the Mergers" for more information. However, this section contains less information than the summary. Please revise the cross-reference as appropriate.

Note 2. Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation, page 172

2.   Please provide more detail regarding the significant assumptions used in the multi-period excess earnings method of calculating the preliminary fair value of noncontractual customer relationships. Please clarify, if true, that the amount of projected cash flows

attributable to NRC Group's existing customers is a significant assumption. Tell us how you determined each significant input, if a range of inputs were considered, and the magnitude of the impact on the customer relationships value if other inputs within the range, if any, had been used.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction